

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2019

Gerald Ellenburg
Chairman and Chief Executive Officer
ERC Homebuilders 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

> **Re: ERC Homebuilders 1, Inc.**
> **Amendment 3 to Offering Statement on Form 1-A**
> **Filed August 20, 2019**
> **File No. 24-10987**

Dear Mr. Ellenburg:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 3 to Offering Statement on Form 1-A filed August 20, 2019

General

1. We are in receipt of your response letter dated August 19, 2019. Please note that we are in the process of reviewing your responses to comments one and two in our letter dated July 30, 2019 and may have additional comments after we have completed our review.

Exhibit 12, page 1

2. Please have counsel delete the statements added in paragraphs two and five. Please also have counsel remove the statements added in paragraph three beginning with "or any other laws . . ." The revised statements are overly broad and assume away material facts underlying the legality opinion. Please file a revised legality opinion. For guidance you may wish to refer to Section II.B.3.a. of our Staff Legal Bulletin No. 19 (CF) available on

the Commission's website.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction